Exhibit 99.3

PERDIGÃO COMPANIES MANAGEMENT REPORT – 3rd QUARTER 2005

Perdigão S.A.

Stock Exchange

Ticker Symbols:

BOVESPA:

PRGA4 – Preferred

PRGA3 – Common

Level I – Corporate Governance

NYSE:

PDA

ADR Level II

Wang Wei Chang

CFO

Investor Relations

Av.Escola

Politécnica 760

05350-901 Jaguaré

SP

Phone: 5511 37185301

Fax 5511 37185297

E-mail:

acoes@perdigao.com.br

Investor Relations web site:

www.perdigao.com.br/ri/eng

Perdigão is one of the largest Latin American food companies and one of the biggest processing meat in the world. The company exports its products for more than 100 countries.

Dear Shareholders,

Export volumes of frozen and chilled products increased by 16.2% while the domestic market grew 10.8% in the quarter.

For the first nine months of the year, export volumes of these same products increased 17.4% while domestic market demand was up 8.1%.

As a result of this performance, the company’s gross sales for the quarter increased 5.9% and for the nine-month period, by 8.1%. These results could have been better had it not been for the sharp appreciation of the Real against the US dollar during both periods.

Perdigão was successful in maintaining operating margins at a high level for the quarter and the first nine months of 2005, and above the historical average thanks to company endeavors to improve product mix and operating efficiency in addition to reducing costs and expenses, allied to growth in sales.

(The variations in this report are comparisons between 3Q05 and 3Q04 or accumulated data for 2005 against 2004)

OPERATING AND FINANCIAL HIGHLIGHTS – Third Quarter 2005

•                  Gross sales of R$ 1.5 billion, a growth of 5.9%;

•                  Growth of 13.7% in sales volume of frozen and chilled products;

•                  Domestic sales were 5.9% up with frozen and refrigerated volume 10.8% higher;

•                  Exports of frozen and chilled products grew 16.2% by volume with revenue 5.9% higher, accounting for 57.7% of the Company’s net sales;

•                  Higher value-added products reported a 15.4% growth in volume;

•                  Gross profit amounted to R$ 365.2 million, a 17.5% increase on a gross profit margin of 28.4% against 25.6% posted in the preceding year;

•                  EBITDA reached R$ 165.8 million due to a good sales performance and well managed costs, productivity and expenses, and reflected in an EBITDA margin of 12.9%;

•                  Net income was R$ 96.6 million, 139.9% greater, and representing a gain of 420 basis points in net margin to 7.5%;

•                  Perdigão’s shares posted an average daily trading volume for the year to September of US$ 3.3 million, an increase of 106%.

HIGHLIGHTS - R$ million	3Q05	% Net Sales	3Q04	% Net Sales	% Ch.
Gross Sales	1,459.9	113.5	1,378.3	113.7	5.9
Domestic Market	717.3	55.7	677.2	55.9	5.9
Exports	742.6	57.7	701.2	57.8	5.9
Net Sales	1,286.8	100.0	1,212.3	100.0	6.1
Gross Profit	365.2	28.4	310.9	25.6	17.5
EBIT	137.6	10.7	87.8	7.2	56.8
Net Income	96.6	7.5	40.3	3.3	139.9
EBITDA	165.8	12.9	113.6	9.4	45.9
EPS*	2.2		0.9		139.9
Frozen and Chilled products (thousand tons)	325.1		285.9		13.7

HIGHLIGHTS - R$ million	YTD.05	% Net Sales	YTD.04	% Net Sales	% Ch.
Gross Sales	4,314.7	113.5	3,990.1	113.4	8.1
Domestic Market	2,162.2	56.9	1,984.1	56.4	9.0
Exports	2,152.5	56.6	2,006.0	57.0	7.3
Net Sales	3,801.8	100.0	3,517.4	100.0	8.1
Gross Profit	1,063.0	28.0	971.7	27.6	9.4
EBIT	400.8	10.5	362.7	10.3	10.5
Net Income	251.9	6.6	211.3	6.0	19.2
EBITDA	480.0	12.6	438.6	12.5	9.4
EPS*	5.7		4.7		19.2
Frozen and Chilled products (thousand tons)	929.0		821.2		13.1

*Earnings per share (in Reais), excluding treasury shares.

EBITDA

In millions of Brazilian reais

SECTORIAL PERFORMANCE

Exports

Brazilian exports maintained a consistent rate of growth. According to the Brazilian Association of Chicken Producers and Exporters (Abef), overseas sales of poultry meat amounted to 2.08 million tons, an accumulated growth of 17% for the first nine months in relation to the same period in 2004. Shipments of pork meat totaled 474 thousand tons, representing an increase of 31% based on data published by the Brazilian Pork Meat Industry and Exporters Association (Abipecs).

Domestic Consumption

AC Nielsen data for domestic sales of processed products reported the following performance by volume: a 9.1% growth in the consumption of specialty meats and 15.3% in pizzas YTD August 2005. Based on accumulated figures to the end of September, during the year, frozen meat product sales posted an increase of 6.8%, driven by higher demand for hamburgers – 14.6% higher, while the pasta segment grew by 12.3%.

Following three years of lackluster domestic demand for non-durable goods, we believe that consumption could now show some recovery, albeit modest, and affected by the increase in personal credit, which has boosted demand for durable goods and increased the percentage of family income committed to this sector.

Raw Materials

More abundant soybean supplies is one of the key components impacting the cost of sales. Although the American 2005/6 crop, estimated at 81 million tons, is lower than on 2004/5, inventory levels have increased, dictating the negative trend in international prices.

This factor, allied to the appreciation in the Real, has seen domestic market prices below those of 2004 during the first nine months of 2005. For the year 2005 as a whole, acquisition costs of soybean-related products are forecasted to be about 15% below 2004.

While a similar scenario prevails for corn on the international front, a poor domestic crop has meant that Brazil, from being a net exporter, has now become a net importer. For this reason, average corn acquisition costs in 2005 are estimated at approximately 5% higher than 2004.

INVESTMENTS AND PROJECTS

Investments during the quarter amounted to R$ 58.6 million, a 121.9% increase. Capital expenditures were largely allocated to: expansion of the hatchery at Rio Verde-GO; new product lines and expansion of output principally in specialty and frozen products; the implementation of the Araguaia project in Mineiros-GO; enhanced production at the Nova Mutum-MT unit as well as Distribution Center expansion.

For the first nine months of 2005, capital expenditures totaled R$ 172,9 million, representing 59.6% of the 2005 budget.

New Segment – Beef

On September 22, Perdigão announced that it was expanding its business into the beef market destined largely for export. The Company has signed an industrial processing agreement with Arantes Alimentos Ltda., which operates a plant in Cachoeira Alta-GO. During the course of next year, the objective is to reach a production level of approximately 60,000 tons of beef products, enhancing overall sales revenue by about R$ 270 million.

OPERATING PERFORMANCE

Production

During the quarter, the Company slaughtered 133.7 million head of poultry and a further 959.7 thousand head of hogs to meet demand, especially in the overseas market. These production levels represented increases of 9.2% and 13.1%, respectively.

The production of frozen and chilled products increased by 16.4% during the quarter, a rise of 14.9% and 18.5% in the poultry and pork meat segments, respectively. For the first nine months of 2005, output was up by 13.1%, an increase of 10.7% and 16.5% in the two segments, respectively.

Production	3Q05	3Q04	% Ch.	YTD. 05	YTD. 04	% Ch.
Poultry Slaughter (million heads)	133.7	122.5	9.2	385.8	363.4	6.2
Hog Slaughter (thousand heads)	959.7	848.9	13.1	2,688.2	2,372.3	13.3
Poultry Meats (thousand tons)	191.7	166.9	14.9	534.2	482.6	10.7
Pork/Beef Meats (thousand tons)	141.3	119.2	18.5	394.1	338.4	16.5
Total Meats (thousand tons)	333.0	286.1	16.4	928.3	821.0	13.1
Other Processed Products (thousand tons)	5.4	5.4	1.2	16.7	14.6	14.4
Feed and Premix (thousand tons)	804.5	733.6	9.7	2,291.4	2,169.4	5.6
One-day Chicks (million units)	139.4	129.5	7.7	403.2	380.6	5.9
Soybean Crushing (thousand tons)	75.0	140.8	(46.7)	324.6	425.6	(23.7)
Degummed Oil (thousand tons)	13.0	25.3	(48.6)	56.8	76.0	(25.3)
Refined Oil (thousand tons)	5.9	17.4	(66.1)	40.4	51.3	(21.3)

In July, Perdigão signed commercial agreements with Bunge Alimentos, as part of the strategy of focusing on its core business. These agreements included the sale of the Marau-RS unit’s soybean crushing and oil refining assets with a processing capacity of a thousand tons of soybeans/day. The Company also signed a seven-year licensing agreement with Bunge for the use of the Perdigão and Borella soybean oil brand names, while Bunge is to supply soybean meal to Perdigão’s animal feed plants in Catanduvas (SC), Marau and Gaurama (RS) for the same period.

Consequently, the Perdigão’s soybean crushing business declined by 46.7% during the quarter, the degummed oil and refined oil activities falling 48.6% and 66.1%, respectively. Similar falls over the accumulated nine-month period were also registered for the same reason. The soybean operation represents approximately 3% of the Company’s sales revenue and had no material impact on operating results.

Domestic Market

The domestic market reported sales of R$ 717.3 million, a 5.9% growth in the quarter and an accumulated total of R$ 2.2 billion in the first nine months of 2005, 9% higher year-on-year.  In comparison with the second quarter, there was a 2% fall in revenue due to the sale of the soybean unit.

Frozen and chilled volume grew 10.8% in the quarter, driven by processed product sales – reporting a growth of 7.4% – and by the increase of in-natura volumes – 47.5% up, mainly a reflection of sales of in-natura poultry. This increase reflected the acquisition of the Nova Mutum-MT unit, which has allowed Perdigão to ramp up sales volume to the domestic market. Before the end of the fourth quarter, the plant is expected to receive approval to begin sales to overseas markets where demand for both poultry and pork meat continues buoyant. Accumulated sales of frozen and chilled products increased 8.1%.

Average prices for the quarter rose by only 0.7%, offset by a decline of 0.3% in average costs. During the year, average prices were 5% higher while average costs rose 4%.

Perdigão-branded product launches during the quarter were: Bologna Ouro mini sausage; small calabrese pizza; hot wings; chicken donutz - seasoned, breaded, ring-shaped chicken pieces; rock dog - frankfurter roll; Panino Pizza - pizza filled with ham, cheese, tomatoes and oregano; boneless Chester®; ham and cheese lasagna with tomato sauce; pepperoni-flavored chicken steak; vegetarian stroganoff and lasagna; smoked turkey breast and half-chicken with catupiry and half-mozzarella pizza. Launches under the Batavo brand were: breaded thin pieces of chicken, fine smoked pork sausage and smoked ham pâté.

In addition, Perdigão has developed the first nationwide brand (under the Turma da Mônica name) of vitamin-enriched margarine with a strong milk taste aimed specifically at the infant market. The Company also developed a traditional version of margarine with a butter flavor to meet consumer preferences and sold under the Borella brand name. Perdigão has signed a manufacturing agreement with Coamo Agroindustrial Cooperativa of Campo Mourão (PR) to make the new product line.

	Tons (thousand)			Sales (R$ million)
Domestic Market	3Q05	3Q04	% Ch.	3Q05	3Q04	% Ch
In-Natura	17.3	11.8	47.5	59.9	46.9	27.7
Poultry	15.2	9.1	67.0	51.2	34.9	46.9
Pork	2.2	2.7	(19.0)	8.6	12.0	(28.1)
Elaborated/Processed (meats)	119.4	111.6	7.1	546.2	497.6	9.8
Other Processed	6.5	6.0	8.5	50.2	46.1	9.0
Total Frozen and Chilled	143.3	129.3	10.8	656.2	590.6	11.1
Soybean Products	26.2	35.5	(26.1)	29.5	57.2	(48.4)
Others	—	—	—	31.5	29.4	7.2
Total	169.6	164.9	2.8	717.3	677.2	5.9
Total Elaborated/Processed	126.0	117.6	7.1	596.4	543.7	9.7

	YTD. 05	YTD. 04	% Ch.	YTD.05	YTD. 04	% Ch.
In-Natura	43.3	34.5	25.7	164.1	132.6	23.8
Poultry	36.2	25.4	42.6	134.8	96.9	39.1
Pork	7.2	9.1	(21.4)	29.4	35.8	(17.8)
Elaborated/Processed (meats)	347.9	328.0	6.1	1,617.0	1,446.8	11.8
Other Processed	18.9	16.9	12.1	145.1	126.5	14.7
Total Frozen and Chilled	410.2	379.3	8.1	1,926.3	1,705.9	12.9
Soybean Products	105.3	113.4	(7.1)	144.2	187.5	(23.1)
Others	—	—	—	91.8	90.7	1.2
Total	515.5	492.7	4.6	2,162.2	1,984.1	9.0
Total Elaborated/Processed	366.8	344.8	6.4	1,762.1	1,573.3	12.0

The Company increased its accumulated market share by 140 basis points in the specialty meats segment, 40 basis points in frozen meats, 80 basis points in pastas and 280 basis points in the frozen pizza market.

Market Share - (%)

Perdigão reported an improve volume and mix to the institutional market as well as an increase relative share. Burger King and Subway chains were included in our Clients institutional portfolio.

Distribution Channels - in revenues

Exports

Exports amounted to R$ 742.6 million, representing a growth of 5.9% in the quarter and benefiting from the increase of 16.2% in the sales volume of frozen and chilled products, although adversely impacted by the continuing fall in the foreign exchange rate.

The excellent performance in sales volume reflects the Company’s internationalization policy through the opening of offices, the consolidation of its position in traditional markets, improvements made in reaching new customers and markets as well as the introduction of new products.

The overseas market reported a good performance, despite foreign exchange appreciation of 21% in the quarter, which reduced revenues in terms of Reais. The main factors driving performance in this market were: the increase in the volume of elaborated and processed products, which grew 62.3% in the quarter, notably in the processed meat items (a 114.3% increase) and a 9.1% increase in in-natura products, led by a 21.8% rise in pork meat volume.

	Tons (thousand)			Sales (R$ million)
Exports	3Q05	3Q04	% Ch.	3Q05	3Q04	% Ch.
In-Natura	148.2	135.8	9.1	582.1	552.3	5.4
Poultry	114.0	107.7	5.9	427.1	411.8	3.7
Pork	34.2	28.1	21.8	155.0	140.5	10.3
Elaborated / Processed (meats)	33.4	20.6	62.3	159.1	147.0	8.3
Total Frozen and Chilled	181.8	156.5	16.2	742.5	700.3	6.0
Total	181.9	156.6	16.1	742.6	701.2	5.9
Total Elaborated/Processed	33.6	20.7	62.1	160.4	148.0	8.4

	YTD. 05	YTD. 04	% Ch.	YTD. 05	YTD. 04	% Ch.
In-Natura	434.2	391.2	11.0	1,709.2	1,615.1	5.8
Poultry	343.8	324.2	6.0	1,260.9	1,294.2	(2.6)
Pork	90.4	67.0	34.9	448.3	320.9	39.7
Elaborated / Processed (meats)	84.0	50.4	66.8	438.2	386.9	13.3
Total Frozen and Chilled	518.8	441.9	17.4	2,150.7	2,004.0	7.3
Total	519.0	442.2	17.4	2,152.5	2,006.0	7.3
Total Elaborated / Processed	84.6	50.7	67.0	441.6	388.9	13.5

The principal highlights of the quarter were:

•                  Middle East – 16.5% higher in volume and 33% in sales revenue. Domestic demand has been strong, as well as the reduction in local supply due to the animal health problems and cost factors;

•                  Far East – Volumes were 16.4% higher while sales revenue posted growth of 9.6%, with good demand reported from the Japanese market;

•                  Europe – While volume was up 2.6% and sales revenue 17.8% lower, there was an improved mix in this market with a positive impact on margins because of the reduction of local production due to costs;

•                  Eurasia – Demand continued robust in this market, with an increase of 22.6% in volume and 17.4% in sales revenue, particularly for pork meat and processed products;

•                  Africa and Other Countries – Growth here was 33.5% in volume and 26.4% in revenue, on account of the increased sales volume of processed items and a more diversified customer base.

Exports by Region

(% of Net Sales)

Average prices climbed by about 17% in US dollars (FOB), a reflection of market performance and the improved portfolio mix. This, however, was partially offset by the average appreciation of the Real against the US dollar of 20.9% during the quarter in relation to the same period in 2004, average prices in Reais falling 8.7% (NS). Average costs were 17.8% lower in the quarter, also contributing to improved margins from this market.

Accumulated sales to the external market were R$ 2.2 billion, 7.3% more than for the first nine months of 2004. Sales volume of frozen and chilled items registered growth of 17.4%, the highlight being elaborated/processed items, which posted volumes 66.8% higher – in line with the Company’s strategy of adding value to its overseas sales. Average prices for the year in US dollars rose 10.5% (FOB), while decreasing by 8.6% in Reais (NS) because of an average decline in the foreign exchange rate of 17.3%. However, average costs were down 9.5%, helping to offset the loss in export revenue in Reais.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 1.3 billion, 6.1% up for the quarter, and 8.1% higher at R$ 3,8 billion for the first nine months due to an increase in sales volume of frozen and chilled products of 13.7% in the quarter and 13.1% for the accumulated period to the end of September. The improved product mix also had a positive impact on sales.

There was a proportional improvement in the share of higher value-added products (elaborated/processed) from 44.4% to 45.9% of total net sales, representing a growth of 12.3% in revenue and 14.1% in volume during the first nine months. This result was achieved on the back of stronger sales of elaborated, specialty and frozen products destined for overseas markets.

Breakdown of Net Sales (%)

Cost of Sales

The average cost of the main raw materials fell in relation to the same quarter last year, notably soybeans, soybean meal, live hogs purchased from third parties and industrial meats. The cost of corn continued stable.

This combination of factors generated a reduction in cost of sales during the quarter of 280 basis points compared with the same quarter in 2004 despite rises in labor overheads due the ramping up of production capacity, and the collective wage agreements finalized during the period.

Raw material costs registered a decline over the first nine months of the year, also contributing to improved gross margins.

In the light of these factors, Perdigão was able to improve its quarterly performance in spite of the negative impact caused by local currency appreciation against the US Dollar on export revenues in terms of Reais.

Gross Profit and Gross Margin

The Company reported a gross margin for the quarter, well above the same period last year, increasing from 25.6% to 28.4%. For the accumulated period, the margin was 28.0% against 27.6% for the same period in 2004.

This superior performance can be attributed to improvements in sales and cost reductions, which both contributed to a gross profit of R$ 365.2 million in the quarter, an increase of 17.5%, and an accumulated total for the first nine months of 2005 of R$ 1.1 billion, a growth of 9.4%.

Operating Expenses

Operating expenses amounted to 17.7% of net sales against 18.4% and were up by 2%, compared with the same quarter last year. The principal impacts on selling expenses were logistics costs because of the expansion of distribution channels, and heavy rainfall that shut down operations for 6 days at the Company’s principal export port of Itajaí-SC. For the accumulated nine-month period, operating expenses grew 8.7%, representing 17.4% of net sales against 17.3% YTD 2004.

Operating Income

Operating income registered a marked improvement – in spite of foreign exchange appreciation – due to Perdigão’s focus on increasing sales, reducing costs and optimizing processes.

Operating income before financial expenses was R$ 137.6 million, translating into an operating margin of 10.7% against 7.2%. This item grew by 56.8% in the quarter and totaling R$ 400.8 million for the nine-month period, 10.5% more year-on-year, with an operating margin of 10.5%.

Financial Results

Financial expenses declined by 58.3% in the quarter and 37.3% for the nine month period ending September due to the impact of foreign exchange variation on the Company’s net foreign currency denominated debt, and to revenue from discounts on the prepayment of long-term liabilities and the financial gains on open grain contracts.

R$ Million	On September 30, 2005			On September 30, 2004
Debt	Short - Term	Long - Term	Total	Total	% Ch.
Local Currency	162.0	151.2	313.3	627.2	(50.1)
Foreing Currency	133.2	620.8	754.0	434.0	73.8
Gross Debt	295.2	772.1	1,067.3	1,061.2	0.6
Cash Investments
Local Currency	147.0	—	147.0	199.3	(26.2)
Foreing Currency	183.1	92.1	275.3	262.8	4.7
Total Cash Investments	330.2	92.1	422.3	462.1	(8.6)
Net Accounting Debt	(34.9)	679.9	645.0	599.1	7.7

Exchange Rate Exposure - US$ million			(17.2)	14.1	—

On September 30 2005, net accounting debt stood at R$ 645 million, 7.7% higher than for the accumulated period to September 2004. In accordance with budget forecasts, there was an increase in net debt because of higher capital expenditures and working capital requirements. The annualized net debt / EBITDA ratio was 1.0.

Net Income and Net Margin

Net income for the third quarter and the first nine months reported significant growth of 139.9% and 19.2% respectively. These results reflect the Company’s process management capability, ongoing value-added projects as well as the ability to offer products to the most diversified markets.

Net income for the quarter was R$ 96.6 million, a net margin of 7.5% against only 3.3% posted in the same quarter in 2004. Net income for the first nine months of 2005 reached R$ 251.9 million, representing a net margin of 6.6% against 6.0% for the preceding year.

EBITDA

Operating cash generation as measured by EBITDA was R$ 165.8 million for the quarter, a growth of 45.9%, and equivalent to an EBITDA margin of 12.9% against 9.4% registered in the same quarter of 2004 and above the Company’s historical average.

EBITDA	3rdQuarter			YTD.
R$ million	2005	2004	% Ch.	2005	2004	% Ch.
Operating Income Bef. Finan. Exp.	137.6	87.8	56.8	400.8	362.7	10.5
(+) Depreciation, amortization, and depletion	30.7	26.5	15.8	87.0	78.4	10.9
(±) Other Operating Results	(2.5)	(0.7)	266.8	(7.8)	(2.5)	213.2
= EBITDA	165.8	113.6	45.9	480.0	438.6	9.4

The EBITDA margin for the first nine months of the year also reported good levels at 12.6% against 12.5% for last year and reaching a total EBITDA of R$ 480 million, a year-on-year growth of 9.4%.

SHAREHOLDERS’ EQUITY

Shareholders’ equity totaled R$ 1.2 billion against R$ 924.5 million, 27.2% up on the accumulated nine-month period in 2004, and representing an annualized return of 34.6%.

STOCK MARKET

The Company’s shares and ADRs traded above the leading Brazilian and international stock exchange indices, the capital markets proving their resilience in spite of the political crisis afflicting the nation.

Perdigão’s shares appreciated 41% in the quarter, against increases in the Bovespa Index (Ibovespa) of 26.1% and the Bovespa Corporate Governance Index – IGC of 30.5%. For the nine-month period, the shares also outperformed the Ibovespa, appreciating 35.4% against 20.6%. Trading volumes for the quarter fell by 26.4% although for the year to September, volume was up 4.7%.

While the Dow Jones Industrial Average was up 2.9% in the quarter, Perdigão’s ADRs rose 48.1% on 42.5% lower volume. In the first nine months, ADR trading volumes fell 5%, although appreciating 57.8% against a 2% drop in the DJIA.

PRGA4	3Q05	3Q04	YTD. 05	YTD. 04
Share Price - R$*	77.57	45.80	77.57	45.80
Traded Shares (Volume)	6.4 million	8.7 million	24.6 million	23.5 milion
Performance	41.0%	52.3%	35.4%	85.4%
Bovespa Index	26.1%	9.9%	20.6%	4.5%
IGC (Brazil Corp. Gov. Index)	30.5%	17.2%	28.6%	12.9%

PDA	3Q05	3Q04	YTD. 05	YTD. 04
Share Price - US$*	69.75	31.91	69.75	31.91
Traded ADRs (Volume)	425.6 thousand	740.3 thousand	1.7 million	1.8 million
Performance	48.1%	65.1%	57.8%	83.9%
Dow Jones Index	2.9%	(3.4)%	(2.0)%	(3.6)%

Daily financial trading volume reported an average of US$ 3.3 million for the year, an increase of 106% compared with the same nine-month period for 2004, taking into account trading activity in both domestic and international markets. The trading volume accounted for 38.7% of the Brazilian agribusiness sector’s transactions on the Bovespa and 40.6% of the ADRs for the sector on the New York Stock Exchange.

The performance for the twelve-month period ending September 2005 was also better than the market as a whole, as shown in the following graphs:

Shares Perfomance

ADRs Perfomance on NYSE

SOCIAL BALANCE

As of September 30 2005, the Company had a workforce of 34,110, representing an increase of 10.2% and 3,200 additional jobs. The extra employees were mainly allocated to industrial units where output is being expanded and for reinforcing the commercial area to meet demand in the domestic and international markets. There have also been increases in administrative personnel to support the Company’s planned growth objectives.

Expenditure on fringe benefits and social programs amounted to R$ 60.6 million, an increase of 21.4%, while 28.1% more was dedicated to environmental investments, which totaled R$ 6.3 million.

Main Indicators	09.30.05	09.30.04	% Ch.
Number of Employees	34,110	30,943	10.2
Net Sales per Employee/year - R$ thousands	148.6	151.6	(2.0)
Productivity per Employee (tons/year)	37.0	36.1	2.5

Accumulated Company added value reached R$ 1.4 billion, 13.2% more than for the first nine-month period in 2004.

Distribution of Added Value

CORPORATE GOVERNANCE

Perdigão’s annual report for 2004 won the Abrasca Best Annual Report award, the Company receiving the highest score for a listed company in the history of this event with 98.7 points. Perdigão’s Annual Report project was conceived both in format and content to perfectly mirror the Company’s image of being totally aligned to current realities in the way it operates, with its corporate vision focused on the future, and crowning a decade of good earnings in every segment of the business.

Perdigão led IR rankings for the Institutional Investor Research Group, Latin American Food and Beverage Sector as follows:

•                  Leader in Corporate Governance;

•                  Best CFO ranking attributed to Vice President for Finance, Administration and Investor Relations, Wang Wei Chang;

•                  Leader in the buy side ranking for Investor Relations, based on the efficiency of communication and improvements in investor relations practices over the past year.

The amount paid for consultancy services to our outside auditors (Ernst & Young) up to September 30 2005, totaled R$ 305,000.00, corresponding to 50% of the total external audit fees for 2005. These consultancy services – principally related to international tax planning advice - were contracted in 2005 and have been, or will be executed in 2005. The hiring of our auditors to perform consultancy services requires the prior approval of the Board of Directors. This presupposes that the services rendered in no way puts at risk the independence and objectivity of our auditors, also considering the restrictions on certain services prohibited by the US Sarbanes Oxley Act.

OUTLOOK

Based on the good performance so far this year and the fourth quarter outlook in both domestic and international markets, we are forecasting for 2005:

•                  Growth of about 7% to 8% in frozen and chilled sales volume to the domestic market;

•                  An increase of approximately 15% for sales volumes of frozen and chilled products to the overseas market;

•                  Gross sales of about R$ 5.9 billion;

•                  Capital expenditures of approximately R$ 290 million.

The meat sector currently faces challenges related to animal health both domestically and worldwide. There have been outbreaks of foot and mouth disease in the state of Mato Grosso do Sul resulting in a ban on beef and pork meat exports from this state by some importing countries.  Similarly, the avian influenza virus, already long present in certain producing countries and recently affecting some regions of Europe, has been causing alarm in some markets. According to expert studies, the chances of this type of virus reaching Brazil are very low given the country’s climatic and animal sanitation conditions.

Perdigão employs one of the most advanced traceability processes in its production chain. Its plants are located in several different Brazilian states giving the Company the flexibility to adjust production to meet demand from more than 100 countries, importers of poultry products, and a further 25, which buy Brazilian pork meats – not to mention 83,500 existing domestic market customers. We expect to be able to weather this period with the least impact possible on Company earnings, using our experience and competence to ameliorate any adverse factors that may arise.

São Paulo, November 2005.

Eggon João da Silva	Nildemar Secches

Chairman

Chief Executive Officer

PERDIGÃO S.A.
PUBLIC COMPANY - CNPJ 01.838.723/0001-27

Consolidated Financial Statements for the Period Ended
September 30, 2005 and 2004
(in thousands of Brazilian Reais, in accordance with Corporate Law)

Balance Sheet

	09.30.05	09.30.04
Assets	2,919,877	2,631,819
Current Assets	1,564,564	1,349,545
Noncurrent Assets	225,377	315,123
Permanent	1,129,936	967,151
Investments	13,521	484
Property, Plant and Equipment	1,025,281	894,662
Deferred Charges	91,134	72,005

Liabilities and Shareholders’ Equity	2,919,877	2,631,819
Current Liabilities	841,780	1,258,641
Long-Term Liabilities	902,563	448,662
Shareholders’ Equity	1,175,534	924,516
Capital Stock Restated	800,000	490,000
Reserves	172,306	284,582
Retained Earnings	203,228	149,934

Income Statement

	3Q05	3Q04	% Ch.	YTD. 05	YTD. 04	% Ch.
Gross Sales	1,459,881	1,378,346	5.9	4,314,680	3,990,135	8.1
Domestic Sales	717,278	677,176	5.9	2,162,207	1,984,113	9.0
Exports	742,603	701,170	5.9	2,152,473	2,006,022	7.3
Sales Returns	(173,105)	(166,089)	4.2	(512,850)	(472,765)	8.5
Net Sales	1,286,776	1,212,257	6.1	3,801,830	3,517,370	8.1
Cost of Sales	(921,534)	(901,356)	2.2	(2,738,846)	(2,545,669)	7.6
Gross Profit	365,242	310,901	17.5	1,062,984	971,701	9.4
Operating Expenses	(227,608)	(223,114)	2.0	(662,144)	(609,050)	8.7
Operating Income Bef. Finan. Exp.	137,634	87,787	56.8	400,840	362,651	10.5
Financial Expenses, net	(15,399)	(36,927)	(58.3)	(62,722)	(99,970)	(37.3)
Other Operating Results	(2,542)	(693)	266.8	(7,834)	(2,501)	213.2
Income from Operations	119,693	50,167	138.6	330,284	260,180	26.9
Nonoperating Income	(593)	(1,066)	(44.4)	(1,284)	(2,750)	(53.3)
Income Before Taxes	119,100	49,101	142.6	329,000	257,430	27.8
Income Tax and Social Contribution	(15,240)	(3,816)	299.4	(58,170)	(23,417)	148.4
Employees/Management Profit Sharing	(7,268)	(5,016)	44.9	(18,916)	(22,684)	(16.6)
Net Income	96,592	40,269	139.9	251,914	211,329	19.2
EBITDA	165,751	113,570	45.9	479,978	438,550	9.4

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.